77Q1   Exhibit (b)

Copies of the text of any proposal described in answer to sub-item 77D


                            Board Meeting
                           August 19, 2003

PIMCO All Asset All Authority Fund
The PIMCO All Asset All Authority Fund (the "All Authority Fund") will be an actively managed "fund of funds" - similar to the PIMS and PVIT All Asset Funds - that will purchase Institutional Class shares of Funds in the Trust. The key differences will be that the All Authority Fund will have broader discretion to invest in the Non-US StocksPLUS Funds (described below) and the All Authority Fund will employ leverage to the extent permitted under the '40 Act. The leverage may be in an amount up to 33 1/3% of total assets and will be in the form of bank borrowing.

While the All Authority Fund will have discretion to invest in any of the PIMS Funds, both existing and future funds, it is expected that the All Authority Fund will initially focus its investments on the CommodityRealReturn Strategy, Emerging Markets Bond, European StocksPLUS TR Strategy, Far East (Ex-Japan) StocksPLUS TR Strategy, GNMA, Global Bond, International
StocksPLUS TR Strategy, Japanese StocksPLUS TR Strategy, Long-Term U.S. Government, Low Duration, RealEstateRealReturn Strategy, Real Return, Real Return Asset, StocksPLUS, StocksPLUS Short Strategy, StocksPLUS Total Return and Total Return Funds.

PIMCO proposes to appoint Research Affiliates LLC asset allocation sub-adviser to the All Authority Fund. The All Authority Fund features an advisory fee of 0.25% and an administrative fee of 0.05%, both of which will be paid to PIMCO. Pursuant to the Asset Allocation Sub-Advisory agreement, PIMCO will compensate Research Affiliates 0.25% for its asset allocation sub-advisory services. The administrative fee will cover the specific costs associated with administration of the All Authority Fund. Because the All Authority
Fund purchases shares of other funds of the Trust, PIMCO will earn advisory and administrative fees on the All Authority Fund's investment in those Funds. As noted above, the All Authority Fund will invest exclusively in Institutional Class shares which are the Trust's lowest fee share class and which do not carry any service or distribution fees.

In connection with the introduction of the All Authority Fund, we propose to limit the number of Funds in which the PIMS and PVIT All Asset Funds (the "All Asset Funds") may invest. Specifically, we propose that the All Assets Funds be permitted to invest in the PIMCO International StocksPLUS TR Strategy Fund but be prohibited from investing in each of the remaining Funds described in this memorandum. Rather, these remaining Funds will be reserved as investments for the All Authority Fund.




	                    Board Meeting
                          November 18, 2003


Update on changes of investment guidelines for PIMS All Asset Fund


PIMS All Asset Fund and PVIT All Asset Portfolio
In connection with the introduction of the new Funds and in an effort to differentiate the All Asset and All Asset All Authority product offerings, we have limited the Funds in which the PIMS All Asset Fund and PVIT All Asset Portfolio (the "All Asset Funds") are permitted to invest (although we reserve the right to modify this in the future). The All Asset Funds may invest in the PIMCO International StocksPLUS TR Strategy and PIMCO RealEstateRealReturn Strategy Funds (originally we reported to you only the PIMCO International StocksPLUS TR Strategy Fund). The remaining Funds will be reserved as investments for the PIMCO All Asset All Authority Fund.

Additionally, we increased the All Asset Funds' limit on investments in "Real Return Funds," which now includes the PIMCO RealEstateRealReturn Strategy Fund, from 67% to 75%. We have also added the PIMCO International StocksPLUS TR Strategy Fund to the 50% limit on StocksPLUS Funds.